Exhibit 99.1

IMMEDIATE	22 October 2003
Royal & SunAlliance announces the sale of Sequence (UK) Limited to Connells Limited

Royal & Sun Alliance Insurance Group plc announces that it has sold its UK estate agency operations, Sequence (UK) Limited to Connells Limited – a subsidiary of the Skipton Building Society Group. As at 30 September 2003 the net asset value of Sequence (UK) Limited was £7m.

The transaction will not have any material effect on the Group’s shareholders funds, capital or net assets. The operating loss, after taking account of reorganisation costs, of Sequence for the year ended 31 December 2002 was £7m. The Group’s 29% investment in Rightmove.co.uk Limited will be retained.

The business has been sold as a going concern.

–ENDS–

Technical Notes to Editors:

1.	As at 31 December 2002 the net asset value of Sequence (UK) Limited was £12m.

2.	In accordance with the provisions of Financial Reporting Standard 3 – ‘Reporting Financial Performance’ the disposal of Sequence will involve the reinstatement of goodwill originally written off on the various originating acquisitions in accordance with previous UK accounting standards. Such goodwill, amounting to £221m, will be credited to shareholders funds and debited to the Profit and Loss Account for the purposes of presentation of the loss on disposal. This accounting treatment has no impact on shareholder funds or technical reserves.

For further information:

Analysts	Press
Malcolm Gilbert	Richard Emmott
Tel: +44 (0) 20 7569 6134	Tel: +44 (0) 20 7569 6023